VIA EDGAR AND FACSIMILE

June 18, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cencosud S.A.
Registration Statement on Form F-1 (SEC File No. 333-181711)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Cencosud S.A. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4 p.m., Eastern time, on June 21, 2012 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 5,500 copies of the Preliminary Prospectus dated June 8, 2012 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

J. P. MORGAN SECURITIES LLC
UBS SECURITIES LLC
As Representatives

By:	J. P. MORGAN SECURITIES LLC

By:	/s/ Gian Marco Maltoni
Name: Gian Marco Maltoni
Title: Vice President

By:	UBS SECURITIES LLC

By:	/s/ Chris Chung
Name: Chris Chung
Title: Executive Director

By:	/s/ Young Kim
Name: Young Kim
Title: Executive Director